UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

SkyTerra Communications, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

83087K107

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 15, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83087K107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Investment Fund IV, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 15,514,607 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 15,514,607 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,514,607 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 38.2%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 83087K107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Overseas Partners IV, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 794,643 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 794,643 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 794,643 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 2.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 83087K107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AP/RM Acquisition LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 474,427 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 474,427 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 474,427 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 1.3%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 83087K107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AIF IV/RRRR LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,894,741 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,894,741 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,894,741 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.7%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 83087K107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ST/RRRR LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 599,209 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 599,209 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 599,209 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 1.6%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 83087K107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Advisors IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 16,309,250 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 16,309,250 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,309,250 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 40.8%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 83087K107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Management IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 19,277,627 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 19,277,627 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,277,627 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 47.5%

14.	Type of Reporting Person (See Instructions) PN

This Amendment No. 10 supplements and amends the Statement on Schedule 13D filed by (i) Apollo Investment Fund IV, L.P., a Delaware limited partnership (“AIF IV”), (ii) Apollo Overseas Partners IV, L.P., a limited partnership registered in the Cayman Islands (“Overseas IV”), (iii) AIF IV/RRRR LLC, a Delaware limited liability company (“RRRR LLC”), (iv) AP/RM Acquisition LLC, a Delaware limited liability company (“AP/RM LLC”), (v) Apollo Management IV, L.P., a Delaware limited partnership (“Management IV”), (vi) Apollo Advisors IV, L.P., a Delaware limited partnership (“Advisors IV,” and together with AIF IV, Overseas IV, RRRR LLC, AP/RM LLC and Management IV, the “Initial Reporting Persons”), and (vii) ST/RRRR LLC, a Delaware limited liability company (“ST LLC,” together with AIF IV, Overseas IV, RRRR LLC and AP/RM LLC, the “Apollo Funds” and together with the Initial Reporting Persons, the “Reporting Persons”), relating to the shares of common stock, par value $0.01 (the “Common Stock”), of SkyTerra Communications, Inc. (the “Issuer”).

Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement on Schedule 13D, as amended to date, filed by the Reporting Persons.

Responses to each item of this Amendment No. 10 to Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

On December 15, 2006, the Apollo Funds exchanged an aggregate of 6,044,846 shares of non-voting Common Stock on a one-for-one basis for an equal number of shares of voting Common Stock, pursuant to and in accordance with the Investment Agreement.  Following the exchange of such shares of non-voting Common Stock for such shares of voting Common Stock, the Apollo Funds beneficially own an aggregate of 19,277,627 shares of Common Stock, including 10,224,532 shares of voting Common Stock, 6,173,597 shares of non-voting Common Stock, and an aggregate of 2,879,498 shares of voting Common Stock issuable upon exercise of the Series 1-A Warrants and the Series 2-A Warrants held by certain of the Apollo Funds (subject to the results of an adjustment that is being determined in accordance with the appraisal procedures set forth in such warrants). The shares of Common Stock beneficially owned by the Apollo Funds represent approximately 47.5% of the Issuer’s outstanding Common Stock (assuming the maximum adjustment to the Series 1-A Warrants and Series 2-A Warrants, and that such warrants have been exercised and that the shares issuable thereunder are outstanding).

The shares of Common Stock shown as beneficially owned by Management IV and Advisors IV include the shares of Common Stock shown as beneficially owned by each of the Apollo Funds, and by AIF IV and Overseas IV, respectively.  AIF IV Management, Inc. (“AIFIVM”) may also be deemed to beneficially own the shares of Common Stock shown as beneficially owned by each of the Apollo Funds and Management IV.  Apollo Capital Management IV, Inc. (“Capital Management IV”) may also be deemed to beneficially own the shares of Common Stock shown as beneficially owned by AIF IV, Overseas IV and Advisors IV.  The Initial Reporting Persons, Management IV and AIFIVM have no pecuniary interest in any of the shares of Common Stock owned of record by ST LLC.  The Apollo Funds, Management IV, Advisors IV, AIFIVM and Capital Management IV each disclaim beneficial ownership of the shares of the Issuer’s Common Stock reported as beneficially owned by any of the other Reporting Persons, in excess of their pecuniary interests in such securities, if any, and the filing of this Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of any such securities.

(a)  See the information contained on the cover pages to this Amendment No. 10 to Schedule 13D which is incorporated herein by reference.  The percentage of the class beneficially owned by each Reporting Person is based on 37,696,716 shares of Common Stock of the Issuer outstanding following completion of the Issuer’s rights offering, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on November 9, 2006.  The percentage of class reported also assumes the Series 1-A Warrants and Series 2-A Warrants held by such Reporting Person have been exercised and that the shares issuable thereunder are also outstanding.

(b)  See the information contained on the cover pages to this Amendment No. 10 to Schedule 13D which is incorporated herein by reference.

(c)  There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

APOLLO INVESTMENT FUND IV, L.P.

By: APOLLO ADVISORS IV, L.P.
Its General Partner

By: APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner
/s/ Laurie D. Medley
Signature
Laurie D. Medley Vice President
Name/Title

December 22, 2006
Date

APOLLO OVERSEAS PARTNERS IV, L.P.

By: APOLLO ADVISORS IV, L.P.
Its Managing General Partner

By: APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner
/s/ Laurie D. Medley
Signature
Laurie D. Medley Vice President
Name/Title

December 22, 2006
Date

AIF IV/RRRR LLC

By: APOLLO MANAGEMENT IV, L.P.
Its Manager

By: AIF IV MANAGEMENT, INC.
Its General Partner
/s/ Laurie D. Medley
Signature
Laurie D. Medley Vice President
Name/Title

December 22, 2006
Date

AP/RM ACQUISITION LLC

By: APOLLO MANAGEMENT IV, L.P.
Its Manager

By: AIF IV MANAGEMENT, INC.
Its General Partner
/s/ Laurie D. Medley
Signature
Laurie D. Medley Vice President
Name/Title

December 22, 2006
Date

ST/RRRR LLC

By: APOLLO MANAGEMENT IV, L.P.
Its Manager

By: AIF IV MANAGEMENT, INC.
Its General Partner
/s/ Laurie D. Medley
Signature
Laurie D. Medley Vice President
Name/Title

December 22, 2006
Date

APOLLO MANAGEMENT IV, L.P.

By: AIF IV MANAGEMENT, INC.
Its General Partner
/s/ Laurie D. Medley
Signature
Laurie D. Medley Vice President
Name/Title

December 22, 2006
Date

APOLLO ADVISORS IV, L.P.

By: APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner
/s/ Laurie D. Medley
Signature
Laurie D. Medley Vice President
Name/Title

December 22, 2006
Date